August 21, 2024

Jarrod Langhans
Chief Financial Officer
Celsius Holdings, Inc.
2424 N Federal Highway
Suite 208
Boca Raton , FL 33431

       Re: Celsius Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2023
           File No. 001-34611
Dear Jarrod Langhans:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing